14, bld du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : 01 41 43 10 40
Télécopie : 01 41 43 14 02

PROVIMI
ON TOP OF THE FEED CHAIN

02 SEP -9 AM 9:29

02049824

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Neuilly sur Seine, August 26, 2002

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Jean-Pierre LIGNON

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

dlw 9/9

PROVIMI

ON TOP OF THE FEED CHAIN

PRESS RELEASE

AGREEMENT ON MAJORITY SHARE SALE OF PROVIMI

Paris, 10 August 2002

As announced in its press release published today, Edison has reached an agreement with a holding company jointly controlled by funds advised by CVC Capital Partners and by the funds advised or managed by PAI Management to sell its majority shareholding of 53.66% controlling stake in Provimi for approximately € 203 million in cash, or € 14.50 per share. This agreement is subject to approval by competition authorities.

Provimi's chairman has noted that CVC and PAI intend to support Provimi's growth strategy, and ensure that current shareholders continue to benefit from the company's growth potential. Provimi's chairman welcomes this transaction and believes it offers significant opportunities for the development of the business and for the company's shareholders.

Provimi will work together with Edison to enable a successful completion of the transaction as soon as possible.

CVC Capital Partners is an independent European buy-out firm with a strong, local European network of 11 offices. Founded in 1981, CVC advises funds managing over US$8 billion in equity capital and having completed over 220 investments with a total value in excess of US$30 billion.

PAI Management, formerly Paribas Affaires Industrielles, is a leading European private equity firm headquartered in Paris with offices in Amsterdam, Brussels, London, Madrid and Milan. PAI manages or advises dedicated buyout funds as well as BNP Paribas' portfolio of investments, for a combined equity value in excess of € 6 billion.

Provimi has put new financing in place, necessary due to the change of control arising from the forthcoming sale. This new financing has been concluded with a bank group under normal conditions.

Pursuant to French takeover regulations, the purchaser will file a public tender to acquire the remaining 46.34% interest in Provimi, held publicly, following completion of the acquisition of Edison's 53.66% stake. CVC and PAI have indicated their wish to continue Provimi's listing on the stock market.

Provimi's business outlook for 2002 continues to be positive. In the course of the first quarter, Operating Profit amounted to €22.7 million, an increase of 14.1% compared to the same period in the previous year. For the full year 2002, net profit is expected to be better than for 2001, due to improved operating results and the absence of costs associated with the demerger from Eridania Béghin-Say in 2001.

Audited results for the half-year to June 30 2002 will be announced on 9 September 2002.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. Provimi is listed on the Euronext Premier Marché in Paris, member of SBF 120 and MidCAC. It employs over 6,600 people and had sales in 2001 of € 1.5 billion. Provimi has 77 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Steven Maisel: + (33) 1 41 43 12 27, or mobile + (32) 4 77 23 53 12
Miriam ter Braak: + (33) 1 41 43 19 48, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

This press release can be downloaded from the Group's website: http://WWW.Provimi.com

Edison's press release can be downloaded from its website: http://www.edison.it